Exhibit 99.5

On February 6, 2014, Dassault Systèmes conducted a conference call in connection with its announcement of results for the fourth quarter and year ended December 31, 2013. A transcript of the call is filed herewith.

Dassault Systèmes Conference Call 6 February 2014

Contents

INTRODUCTION

François-José BORDONADO

Vice-President, Investor Relations	2

Business Overview

Bernard CHARLES

President & CEO of Dassault Systèmes	3

Financial Results

Thibault de Tersant

Senior EVP and CFO	6

Q&A	10

Important Information

The tender offer described in this call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France.

Dassault Systèmes

Introduction

François-José BORDONADO
Vice-President, Investor Relations

Thank you for joining Bernard Charles, CEO, and Thibault de Tersant, CFO, for our 2013 fourth quarter conference call. We held our webcasted presentation in Paris earlier today, and have placed the presentation on our website.

Dassault Systèmes’ Financial Results are prepared in accordance with IFRS. We have provided supplemental non-IFRS financial information and reconciliation tables in our earnings press release.

Some of the comments on this call will contain forward-looking statements, which could differ materially from actual results. Please refer to our Risk Factors in today’s press release and in our 2012 Document de référence.

In addition, some of the comments we will make with respect to Dassault Systemes’ proposed acquisition of Accelrys, which was announced last week, will contain forward-looking statements, which could differ materially from actual results. In addition, the tender offer described in this conference call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock.

At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”), and Accelrys will file a solicitation/recommendation statement with the SEC. Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. Please refer to the Important Information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Accelrys.

On the call today, revenue growth figures are in constant currencies unless otherwise noted.

I would now like to introduce Bernard Charlès.

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Business Overview

Bernard CHARLES
President and CEO, Dassault Systèmes

While 2013 was a year of muted revenue growth, it was an important period of progress for several reasons.

From a product perspective, just two years after setting our next horizon as the 3DEXPERIENCE company, customers are seeing the significant value our industry solution experiences can bring. We are targeting their key business issues by industry, and packaging the right processes to help them in a very precise manner.

From a platform perspective, we are introducing our 3DEXPERIENCE platform, software processes, and more, on premise and on the cloud for companies of all sizes. We believe - and our customers, who participated in our Lighthouse Program, are confirming -- the game-changing value of extending PLM to a business platform centered on product innovation.

And from an architecture perspective, Version 6 is proving itself uniquely positioned to help companies have one version of the truth.

We are advancing our purpose of providing sustainable innovations to harmonize products, nature and life, so we were honored to be ranked fifth among the world’s 100 Leading Companies for Sustainability.

Business Review

Turning now to a business review, we made solid progress expanding our market reach. In 2013, we added over 19,500 new clients.  Among them are customers adopting our new Industry Solution Experiences, such as China National Nuclear, to be able to have, on a real-time basis, a comprehensive view of all project information and longer-term their goal is to manage a nuclear power plant lifecycle.

Geographic expansion is progressing as we add resources and additional capacity in target markets. Revenues from High growth countries increased 13% in constant currencies in 2013 and represented 12% of total revenue, coming from a diverse group of industries including construction, energy, high tech and natural resources in addition to our core industries. Among them are industry leaders including Geely, AVIC, Doosan, as well as Embraer and others.

Geely, of China, is managing increasing product complexity and accelerating product development with our industry solution experiences. Among the V6 wins in Q4, I would like to highlight Doosan Infracore in South Korea, who selected our Single Source for Speed Industry Solution Experience. They are targeting to deploy to several thousand users to improve global collaboration by federating all R&D related processes.

Turning to an industry view, 25% of software end-user revenue was generated from new industries in 2013, and a larger percentage of new licenses revenue. Among our largest deals of the Fourth Quarter were new licenses transactions from five different industries: High Tech, Consumer Packaged Goods, Industrial Equipment, Aerospace and Defense and Transportation and Mobility. Kimberly-Clark is deploying Apriso to improve visibility on production, waste, equipment downtime and to improve Quality Control.

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Advancing our Strategic Roadmap

Now let me come back to our roadmap for growth. As I said last quarter – last week, sorry – on the Accelrys conference call, everything we are doing is precisely according to our vision, purpose and strategy.

Two years ago, we revealed our goal to double our addressable market by expanding our world further, -- as we have done three times before – extending from PLM to 3DEXPERIENCE. As part of our market vision, we broadened our purpose to address products, nature and life.

And we moved forward with a new strategy to accomplish this, our Social Industry Experiences strategy. These are not simply words - they are at the heart of how we have designed our 3DEXPERIENCE platform and software processes.

The world is “social”, so we have capabilities to enable this with our new user interface, extremely intuitive, with mobile applications, and with the ability to work on the Cloud and on premise – you choose.

Second, we are focused on “industries”, so we took our product portfolio and changed it, so customers are buying solutions. We want to very precisely target their key business processes in each major domain of product innovation.

And third, we are in the “experience” economy and it is consumer-driven. To deliver the most successful product experiences, you need to bring your end-consumer to the beginning of your innovation process -- and all the way through to the selling experience. As a result, we are designing our solutions with software, services and content, because that is precisely what our customers want.

Now, this is our strategy.  What do our customers think? We are seeing clear responses from clients and prospects to our strategy. MeadWestvaco is leveraging our industry solution experiences to speed time to market for its customers, and compress the time to innovation of its consumer-centric packaging strategy. – If you go on their website you will see them speak about their strategy and how Dassault Systèmes is helping them provide a Packaging Experience to drive consumer loyalty for its customers, the world’s most admired brands.

Expansion into Digital Marketing with RTT Acquisition

We are expanding into digital marketing with the acquisition of Real-Time Technology, RTT. It fits perfectly into our strategy to support customers from ideation to sales and consumer experience. RTT first began working with engineering departments and as its capabilities have been revealed, it now does over 75% of its revenues with Marketing and Sales teams.

When you look at the Marketing and Sales budgets today, a large amount is still devoted to traditional marketing. It is clear that more of these budgets will shift to digital marketing. Why? Very simply because digital marketing gives a much better return on investment and enables digital continuity, from design to selling experience.

RTT has an excellent roster of automotive companies. While 80% or so of its revenue is with automotive companies we see its market penetration in this industry still at the early stage. In addition, RTT has developed relationships with Aerospace and Consumer Goods companies from which to grow its industry positioning.

3DEXPERIENCE R2014x

Following the successful Lighthouse Program which we have conducted over the last six months, we are shortly launching 3DEXPERIENCE R2014x. This is a very major release from several perspectives:

First, we are introducing our 3DEXPERIENCE platform, bringing to companies a business platform for product innovation. As we discussed on our last call, we are introducing a completely new user interface, dash-boarding, search and analysis capabilities and a platform for social, collaborative innovation.

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R2014x is about providing end-to-end support of the innovation spiral in our targeted industries and targeted domains.

It is on premise, on the cloud, for companies of all sizes

This is a significant cloud offering, representing about one-third of the number of processes we plan to offer in total. We have simplified product packaging and ensured that what we offer is well aligned with industry processes.

 We are introducing SOLIDWORKS Mechanical Conceptual, the first SOLIDWORKS product on the 3DEXPERIENCE platform. One of our Lighthouse companies working with it, Karl Schmidt, told us that they can see the opportunity to significantly reduce their sales cycle time.

Proposed acquisition of Accelrys

Two weeks ago, we jointly announced with Accelrys, our intent to come together. We are taking a step forward in our dream to harmonise products, nature and life.

Accelrys, headquartered in San Diego, is participating in the Scientific Innovation Lifecycle Management market for chemistry, biology and materials. It is focused on providing solutions that address the needs of organizations that rely on science to innovate in their products and processes.

Its customer base includes many of the Fortune 500 companies and in total includes more than 2,000 customers spanning pharma/biotech, chemical, consumer packaged goods, high tech and manufacturing.

Accelrys is a company that our customers have been encouraging us to acquire for some time, so the announcement last week was well received by them.

Let me now turn the call to Thibault.

Dassault Systèmes

Financial Results

Thibault de Tersant
Senior EVP and CFO

Thank you, Bernard.  Good afternoon and good morning to all of you.

In total, our fourth quarter financial results were in line with our objectives.

Compared to the third quarter we saw several positive signs:

-	With SOLIDWORKS unit seat growth of 5%.
-	With Asia returning to a solid performance and High growth countries delivering 13% revenue growth.
-	And with V6 new transactions rebounding from Q3, representing 27% of related PLM new licenses revenue. Looking at our 20 largest customers, about half are engaged in V6 deployments.

Reviewing our key figures of Q4:

Revenue increased 5%, with recurring software somewhat better and new licenses and services weaker than we expected. Converting pipeline to sales remained difficult in the fourth quarter.

Our operating margin was 34.9%, slightly higher than the year-ago period.

And EPS was €1.01, also in line with our 97 cents to €1.02 objective range.

Software Revenue by Product Line

By product line we saw the strongest revenue performance in the fourth quarter from our specialized applications in simulation and in manufacturing. In addition, SOLIDWORKS software increased 7% with year over year seat growth. ENOVIA posted software growth of 5% with new customer wins and V6 deployments. And while overall CATIA software revenue decreased, sales in Asia were strong.

For the full year our revenue was €2.07 billion, representing an increase of 5% in constant currencies, including two points from key acquisitions net of the divestitures of business partner activities.

Geographic Performance

On a regional basis, Asia was the strongest performer led by India and China, and this was the case in Q4 and for 2013 in total. In the Americas we saw an increase in new licenses revenue in Q4, and from an industry perspective a good level of activity in life sciences. In Europe, we saw a better performance in the United Kingdom and Southern Europe. It was tougher in France and Germany, where we had a very strong base of comparison as well as a softer spending environment.

Software Revenue

In 2013, our software revenue performance was driven by a solid recurring software revenue growth - increasing 6% in Q4 and 8% for the year.

-	Despite the soft macro environment, we saw strong maintenance traction with our customers across all of our software solutions, leading to high renewal rates. This was also the case in mining.
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Rental revenue reflected a mix dynamic – an increase in rental activity with SMB customers on top of the strong growth we saw here in 2012. SIMULIA, a key contributor to rental revenue, also had a very nice performance again in 2013. Some of our larger customers are on rental to enable them to adjust their software spending, both upwards and downwards, to their workloads variations.

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New licenses revenue was flat in the fourth quarter and decreased 2% for the year.

Services Revenue and Gross Margin

Turning to services, revenue increased 8% for the quarter and 4% for the year benefiting from our acquisitions. We have a number of important V6 service engagements underway. From a financial management perspective our gross margin for services increased 6.2 percentage points to 11.9%.

Operating Income, Operating Margin and Earnings

Turning now to our operating margin it is really a story of organic growth. This growth is helping us navigate multiple headwinds.

Looking at the year in total the operating margin was 31.5% - we are pleased with our performance as we had three headwinds: the macro environment, acquisitions and currency. In comparison to 2012 where our margin was 31.6%, this was a stable performance, but, in fact we made organic improvements in our operating margin. And specific to the yen, our hedges helped protect us during 2013, mitigating what would otherwise have been a significant impact.

Turning to earnings per share results, they were lower by 1% in the fourth quarter, with a four percentage point impact from currency. For 2013 EPS increased 4% and excluding a similar 4-point currency headwind, EPS growth would have been about 8%.

Now, let’s move to a discussion of our cash flow and balance sheet.

Cash Flow Review

Over the last four years, we have had a significant growth in our cash flow from operations, crossing the half billion euro milestone in 2012. We achieved this strong performance from revenue growth, operating margin expansion and operational improvements.

During 2013 we delivered a strong level of operating cash flow at €507 million, versus 2012’s €566 million figure. However, if you look at the most important items, net income adjusted for non-cash items increased 4% to €524 million and unearned revenue increased 6% in constant currencies excluding acquisitions you can see that the key factors are moving in the right direction. And looking at DSOs we maintained them at a level comparable to the year-ago period, where we had made significant process improvements in accounts receivable management.

So all in all, I believe performance is well in line.

Capital Deployment

Turning to capital deployment, it was consistent with the priorities we have shared with you.

First, we are focused on advancing our social industry experience strategy and our expanded mission encompassing products, nature and life. It has been an active period for acquisitions complementing our internal initiatives in research and development. Acquisition investments totalled €213 million in 2013, net of the cash acquired.

Second, returning net income to shareholders is a core belief and in 2013 we shared more, with an increase in the dividend amount by 14%. From a cash perspective, dividends paid totalled €35 million, as about two-thirds of shares held elected to take the dividend payment in the form of stock.

Third, we spent €57 million on re-purchases while also receiving about €40 million in connection with stock options exercised.

And finally, our capital expenditures in 2013 totalled €42 million.

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So, we ended 2013 with a net financial position of €1.44 billion, up from €1.2 billion in 2012.

2014 Key Initiatives and Financial Objectives

Now let’s move to 2014.

First, new licenses revenue: we anticipate a return to growth in constant currencies in 2014 beginning in the second quarter. We are assuming a similar environment in Q1 compared to Q4 2013. For the full year we see the potential for double-digit new licenses revenue growth in constant currencies.

Recurring software revenue is expected to show a normalized evolution.

In total, we are targeting a revenue growth range of 10 to 11% for 2014.

Turning to our operating margin, the outlook for 2014 reflects two major factors: first we have dilution from acquisitions; and second, we have the impact of the yen. Combining these two factors represent a 2.50 percentage point estimated impact. But, instead we are targeting a non-IFRS operating margin range of 30 to 31%, compared to the 31.5% achieved in 2013. Nothing is wrong with our math - we are targeting to generate an organic improvement in our operating margin between 1 and 2 percentage points which will largely mitigate the dilution from acquisitions, but cannot compensate for the yen.

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Our hedges with respect to the Japanese yen have rolled off and we were not able to replace them at meaningful levels. Assuming a yen exchange rate of 140 per euro, the negative impact to our operating margin is estimated at 130 basis points for the full year.

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We are in a period of heightened acquisition activity and as we have mentioned most software companies do not have an operating margin similar to ours. The dilutive impact from acquisitions is estimated at 120 basis points.

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Looking back, in 2009 our non-IFRS operating margin stood at 25%, so we have expanded our operating margin by 650 basis points over this period. And looking forward over the mid-term, we would expect to recommence our operating margin expansion towards a 35%-level.

With respect to non-IFRS earnings per share, we are setting a range of €3.40 to €3.50. Two key factors are impacting our performance here: the 2 percentage point estimated increase in our effective tax rate, representing a 10 cent negative impact, and the yen – representing a 21 cent negative impact and about 2 cents from the US dollar. Excluding these external headwinds, our non-IFRS earnings per share range would have been €3.73 to €3.83, representing a 7 to 10% increase.

For the first quarter we are expecting revenue growth of between 5 and 7% in constant currencies and more pronounced headwinds to operating margin and earnings per share from tax and currency.

Let me now turn the call back to Bernard.

Dassault Systèmes

Conclusion

Bernard Charlès
President and Chief Executive Officer

Thank you, Thibault.

It is clear that our strategy is resonating with clients and users. We saw this in our Lighthouse Program and at the SOLIDWORKS annual conference in San Diego, two weeks ago. The acquisitions we have undertaken to support the strategy have all been well received by customers, most recently following our announcement last week with Accelrys. It really is quite gratifying to have large clients say, this is great news for us as your client, when can we talk.

Turning to the year ahead, we anticipate a re-acceleration of organic new licenses revenue growth in 2014. We have several reasons for our expectation here, one of which is the V6 deployments going live over the course of the year. For EPS growth it will be a difficult year given the negative impact of the yen.

Having said that I believe we are creating significant additional value for our shareholders with our social industry experience strategy and are positioning Dassault Systèmes on a much larger addressable market, by industry, and by users across companies.

Finally, let me talk about people. Our ambitious roadmap cannot be accomplished without possessing a deep talent pool and adding to that talent network with the acquisitions we are undertaking and with key hires. As CEO, one of my primary objectives is to ensure that we reveal and leverage the amazing capabilities possessed by our employees across all areas of Dassault Systèmes and that we work in a social and collaborative fashion to support and advance our own innovation spiral for the benefit of our customers, shareholders and ourselves.

Thibault and I would be happy to take your questions now.

Dassault Systèmes

Question and Answer Session

Charles BRENNAN

Hi there, guys. Thanks for taking my question.  I actually missed the beginning of the call, so I apologise if you addressed this.  But I’m just struggling to work out exactly what is baked into your guidance.  If I think about the natural growth in the recurring Maintenance revenues and think about acquisition contributions, I struggle to get to 6 to 10% organic growth that you say is factored in.  Can you just break some of those component parts down for us, in a slightly more granular fashion, to help us understand it a little bit more?

Bernard CHARLES

Thank you for the question.  Thibault, do you want to answer?

Thibault DE TERSANT

Well, the – our target, excluding currency, is total growth of 10 to 11%, for total revenue. As part of it, what we are targeting is a double-digit new-license growth.  I suppose your question is also to see what belongs to acquisitions and what belongs to organic.  So, from an organic standpoint, and total revenue is part of this, is about 6%.  And as part of the 6%, recurring should grow between 5 and 6 (it’s 6 to 7, in reality).  And new licenses should grow between 6 and 10% organic.

Charles BRENNAN

Um, sorry.  Can you just clarify the recurring, growing 5 to 6: so that’s 6 to 7 in reality, but what was that comment?

Thibault DE TERSANT

That is the organic portion of the recurring.

Charles BRENNAN

OK.

Thibault DE TERSANT

You know, it is essentially the continuation of the [inaudible] and it is the normalisation of the recurring that we can expect.

Charles BRENNAN

Maybe, can you just help us with the exact acquisition contributions?  I’ve got 20 million in for the First Half contribution for Apriso, and I’m working off 11 months of 85 million for RTT.  Are those numbers sounding reasonable, or are my acquisition contributions incorrect?

Thibault DE TERSANT

How much did you say for RTT?  I’m sorry.

Charles BRENNAN

I’m using 85 million as a sort of full-year number and assuming that you capture 11 months of that.

Thibault DE TERSANT

That’s right.  You are … you are very correct, Charles.

And so you can see that it computes exactly as I said.

Dassault Systèmes

And so you can see that it computes exactly as I said.

Charles BRENNAN

Yeah, OK.  I’ll have to go through the Maintenance calculation in more detail, then.

Secondly, can I just ask a question about RTT: I think that the 2013 revenue numbers ended up looking slightly disappointing.  It’s certainly disappointing against the Bloomberg consensus expectations for revenue.  It seems to imply that Half-Year revenues were down year-on-year in RTT.  Is that correct?  Are there any specific factors there?  And how should we consider that on a month-to-month in 2014?

Thibault DE TERSANT

The RTT growth for 2013 in total was 13%.  It is true that the 4th Quarter of RTT was slightly difficult.  It is probably, for a company of this size, not to have to manage an acquisition process, so you are right: this is an outcome which is below what was the consensus for RTT.  Now, the growth potential for RTT is… is absolutely there, you know, with lots of needs for Marketing Departments to go digital.

Bernard CHARLES

And the acquisition was extremely well-received, by all customers, so they are very positive about the move.

Charles BRENNAN

Great.  Perfect.  Thanks, you guys.

John KING

Great.  Thanks for taking the questions.  I’ve just got two.  Just one on the Business Services: you break out, I think, the decrease as a proportion of total revenues.  I previously thought of that as being one of your growth drivers: if you could clarify a little bit the growth in Business Services.

And the second one – and I hate to do this to you Thibault – but on the Q1, again, a similar question to the last one, about breaking down the assumption on organic licenses.  Obviously, you are implying that they are going to be declining in Q1, but it just seems like quite a big implied decline to get to the range that you’ve given.  So, if you could give any comments as to what you think Q1 licenses will do, in advance of the new product launches, which you are thinking will catalyse the growth in the rest of the year.

Thibault DE TERSANT

So, Services, first.  Yes, it’s a slight decrease because Services grew by 4% for the Year, compared to 5% for Total Revenue.  But Services also grew 8% in First Quarter, so it’s not completely unnatural.  You know, our strategy in Services is to rely more and more on Systems Integrators and focus what we do more on consulting than implementation.  Of course, the profile is going to change in 2014, because a great portion of RTT revenue is going to be classified in Services.  You know, but for 2013, the trend is really, you know, that we started this evolution toward more reliance upon Systems Integrators.

First Quarter organic growth in Licenses.  You know, the assumption we have for growth in New Licenses for 2014 is based on multiple factors.  And I mentioned them already, you know, but SolidWorks, V6, R2014x, play a big role in this, more than the economic backdrop.  So, these factors are going to enter into shape, progressively during the year.  This is why the First Quarter is more conservative than the remainder of the year.  Having said that, it’s of course easier, to do a revenue guidance for the Full Year, because it’s based upon, you know, customer budget and projects, rather than predict exactly when the decisions will happen in a quarter, you know. So, I don’t want to over-emphasise the guidance of the First Quarter, compared to the remainder of the year, you know.

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John KING

Right.

Thibault DE TERSANT

But you’re right: with the guidance we gave, we are not planning on growth in New Licenses in First Quarter, but again, this is based upon the progressive effect of our growth drivers, during the year, and also the fact that we believe the acceleration takes some time because our sales cycle time is on average between six and nine months, so it takes a little bit of time to go back to the significant growth in new licenses we are targeting for the Full Year.

John KING

Great, thank you.

Tal GRANT

Hi, good afternoon.  A couple from me.  Could you tell me what percentage of recurring sales came from Rentals in Q4 and for the Full Year, please?  And secondly, what impact did the Apriso and Inceptra acquisition disposals have on Q4 product sales?

Bernard CHARLES

Thank you for the question.  The first question is Rentals.

Thibault DE TERSANT

Yeah.  So, the proportion of Rentals in recurring is 22% for the Full Year, 23% for Q4.

Aprisio and Inceptra, on software revenue, have a one-point impact, in Q4.  So our Software revenue grew by 4% in Q4, and without these two impacts, would have grown by 3%.

Tal GRANT

OK, thank you.

And finally, for next year, so you gave the Apriso and RTT for next year: but what about for Q1 – not just for the full year – the impact in Q1?

Thibault DE TERSANT

Well, the impact is essentially the same as for the Full Year, for RTT.  You know, it’s relatively normalised revenue.

Tal GRANT

OK.

Thibault DE TERSANT

So, in total, there is for First Quarter probably close to 5% impact.

Tal GRANT

Thanks very much.

Dassault Systèmes

Susan ANTHONY, Mirabeau Securities

If I can ask a sort of larger question?  I appreciate the reasons why you think the market is ready for the solutions you have to offer, that you have got good customer feedback, but, thinking both the Full Year this year, and if we look further out, what do you think the major risks are that you might not achieve your ambitions, whether it is internal execution, whether it is acquisition integration, whether it is customers actually not being, not spending as quickly as you hope, or something else.

Bernard CHARLES

Thank you for the question. From the execution standpoint, the readiness of the solutions or the portfolios at large… what has been done in 2013, so last year, in the Second Half, for the customer Lighthouse Program, we believe we have reached a level where the readiness of the products and solutions for this here, is at a very good level.  This year, we do not have any special dependencies on integration: first, because this is for the long term.  So I think the risk is more on – by the way, we have initiated large global deployment of the V6 architecture, as mentioned this morning IN the press release, and Thibault mentioned 10 of the 20 biggest customers are already engaging IN deployment, so I think it’s going to be more the speed of deploying and replicating those successes.

Last year, which could have been better, would we have been able to replicate successes faster?  So, I think there are good news and bad news about last year: the good news is incredible showcase for Industrial Solution Experiences, with real value to customers and therefore higher level on transaction; however, the frustration is not replicating fast enough in the way we can scale around the world.  So, we have put a lot of attention on that topic, at the beginning of this year in the past weeks, to prepare our sales force to be more efficient, in the way to replicate what we know works extremely well with customers.  For us, that’s the biggest challenge, I would say.  Is it a risk from failing in what we have announced this morning?   I don’t think so, but we have in some way been accused of being too conservative.  And we have taken that stand because we believe we need to prove to ourselves that we can replicate on a faster path than what we have done last year.  And that is why we think that next quarter will help us build up this level of confidence for ourselves, and then, if this does happen, I think we will be all happy.

Susan ANTHONY

So, how soon will you be able to tell whether the salespeople have learned enough to be able to replicate your successes as fast as you hope?  Is that something that we won’t see until the Second Half of the year, or would you expect it to bear fruit a bit more quickly.

Bernard CHARLES

No, I don’t think… I think the reality is that we will have better visibility on that by around mid of the year.  Because, provided the cycle in which we are, with the new Cloud solutions which are being available on February 24TH, we will have four months of visibility, which is at least what we need.

Susan ANTHONY

And then, just quickly: SolidWorks is a good leading indicator for you.  What is the lag between the SolidWorks revenues materialising and that showing up elsewhere in the business?  Is it another sort of three to six months, or…?

Bernard CHARLES

Yes, about that.  This is also dependent on product cycle.  Because they do not have necessarily – I mean, all the products do not have the same product cycle, so the deployment of V6 for one, and the deployment of the 3DEXPERIENCE platform are really now in a stronger position than what it was last year, because of the experience that we have learned from the initial deployments which are already done.  So, roughly between three months and six months; That’s a good indicator.

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Susan ANTHONY

OK, lovely.  Thank you very much.

Bernard CHARLES

We’ll take one last question.

Charles BRENNAN

Sorry to come back to the idea of Maintenance growth, but I’m just struggling to get the assumptions right.  At first cut, I come out with a slightly higher rate of Maintenance growth, that means that it depresses the license requirement.  When I look at my Maintenance, I assume 97% renewal rates, and I assume that all new licenses attach maintenance at 20%.  Are those the right numbers to be plugging in, or have I got some of those fundamental metrics wrong?

Thibault DE TERSANT

It is, with the exception of Solidworks, where the renewal rate is more like 80%, but there is another manner, you know, to look at Maintenance, which is to start from what we did in 4th Quarter: neutralise some adjustments in the 4th Quarter, you know, for large accounts, where we bill for usage during the year, and then from that new base, which is lower by 6 million, if I remember well, apply the normal growth, quarter to quarter, of maintenance, which should be in the neighbourhood of 2% per quarter.

Charles BRENNAN

OK.  Perfect, thank you.

Thibault DE TERSANT

Thank you, Charles.

Bernard CHARLES

OK, with that, thank you very much for participating to the call, and to the presentation this morning, and of course we stay at your disposal to address your questions in any way you want.  Have a good day, and talk to you soon.